UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                          (Amendment No.3)

                         Chic by H.I.S. Inc.
                           (name of issuer)

                Common Stock, par value $.01 per share
                     (Title of Class of Securities)



                               167113109
                             (CUSIP Number)


                           Arnold M. Amster
                           767 Fifth Avenue
                         New York, New York  10153
                            (212)  644-4500
  (Name, Address, and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            February 13, 1998
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]







CUSIP No. 167113109

1)    Name of Reporting Person                 Arnold M. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                    (Intentionally Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                           PF

5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                        [ ]

6)    Citizenship or Place of Organization    United States


                    7)    Sole Voting         83,300 shares
                          Power

Number of Shares    8)    Shared Voting      714,200 shares
                          Power

                    9)    Sole Dis-           83,300 shares
                          positive Power

                   10)    Shared Dis-        714,200 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         714,200 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     7.3%


14)   Type of Reporting Person               IN







CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States



                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting       29,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                   10)   Shared Dis-        29,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person        29,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares  [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                   .3%


14)   Type of Reporting Person              IN

CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster,
                                             as custodian for
                                             Wendy Amster
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   United States


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      47,500 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        47,500 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         47,500 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .5%


14)   Type of Reporting Person               IN
CUSIP No. 167113109

1)    Name of Reporting Person               The Amster
                                             Foundation
      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        PF


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      25,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        25,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         25,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     .3%


14)   Type of Reporting Person               OO

CUSIP No. 167113109

1)    Name of Reporting Person               Amster & Company

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   New York


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      100,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        100,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         100,000 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     1.0%


14)   Type of Reporting Person               PN

CUSIP No. 167113109

1)    Name of Reporting Person               Flex Holding Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only


4)    Source of Funds                        WC


5)    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or
      2(e)                                   [ ]


6)    Citizenship or Place of Organization   Delaware


                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      429,400 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        429,400 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         429,400 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]


13)   Percent of Class Represented by
      Amount in Row (11)                     4.4%


14)   Type of Reporting Person               CO
         Item 4 of Amendment No. 1 to the Schedule 13D, dated October 22, 1997, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Chic by H.I.S. Inc., a Delaware corporation, is hereby amended by adding thereto the information set forth below. The terms defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.


Item 4.   Purpose of Transaction.

     Arnold Amster is acting as a mediator in an attempt to reach a settlement between the members of the two prospective proxy slates. Mr. Amster has agreed to serve on the Board of Directors named jointly by the two proxy slates.




                          SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.

February 13, 1998                 /s/ Arnold M. Amster
                                  Arnold M. Amster

February 13, 1998                 /s/     *
                                  Peggy J. Amster

February 13, 1998                 /s/     *
                                   Peggy J. Amster, as custodian
                                   for Wendy Amster

February 13, 1998                 THE AMSTER FOUNDATION

                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster

February 13, 1998                 AMSTER & CO.
                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster, General
                                     Partner

February 13, 1998                 FLEX HOLDING CORP.
                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster,
                                     Chairman of the Board


                    *             By /s/ Arnold M. Amster
                                     Arnold M. Amster
                                     Attorney-in-fact